Exhibit 21.1

Subsidiaries of Soleno Therapeutics, Inc.

Subsidiary	Jurisdiction
Capnia, Inc.	Delaware
Essentialis, Inc.	Delaware
Soleno Therapeutics Europe Limited	Ireland
Soleno Therapeutics UK Ltd. (formerly Capnia UK Limited), a wholly owned foreign subsidiary in the United Kingdom	United Kingdom